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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X            Form 40-F
                             -----                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                              ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                              ----------

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                No   X
                             -----             -----

       If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-          .
                                                           ----------


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DETERMINATION OF EXERCISABLE NUMBER OF STOCK OPTIONS GRANTED TO MANAGEMENT GROUP
OF SHINHAN FINANCIAL GROUP AND ITS SUBSIDIARIES

On June 4, 2004, the exercisable number of stock options granted on May 22, 2002 to the management group (general manager level or equivalent) of Shinhan Financial Group and its subsidiaries was determined as terms of the exercise conditions were finalized. Out of the total 474,200 number of stock options granted, 10,946 options were cancelled mainly because some grantee managers had retired before the 2nd anniversary of the grant date. Therefore, the final exercisable number of stock options granted to the management group on May 22, 2002 is 463,254.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : June 4, 2004